

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

<u>Via e-mail</u>
Mr. Michael Scarpa
Chief Operating and Financial Officer
and Treasurer
The Talbots, Inc.
One Talbots Drive
Hingham, MA 02043

      Re: **The Talbots, Inc.**
              Form 10-K for the Fiscal Year Ended January 29, 2011
              Filed March 30, 2011
              File No. 001-12552

Dear Mr. Scarpa:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Melissa N. Rocha for

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel, and
              Mining